Humana Inc. Computation of Ratio of Earnings to Fixed Charges	Exhibit 12

	For the three months ended March 31,	For the twelve months ended December 31,
	2006	2005	2004	2003	2002	2001
	(Dollars in thousands)
Income before income taxes	$131,208	$421,714	$415,850	$344,716	$209,934	$183,080
Fixed charges	21,034	66,434	49,246	40,972	44,349	52,010

Total earnings	$152,242	$488,148	$465,096	$385,688	$254,283	$235,090

Interest charged to expense	$13,439	$39,315	$23,172	$17,367	$17,252	$25,302
One-third of rent expense	7,595	27,119	26,074	23,605	27,097	26,708

Total fixed charges	$21,034	$66,434	$49,246	$40,972	$44,349	$52,010

Ratio of earnings to fixed charges (1)(2)	7.2x	7.3x	9.4x	9.4x	5.7x	4.5x

Notes
(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.